# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brazil Potash Corp., CIK 0001472326
CUSIP: 10586A108
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 198 DAVENPORT ROAD, TORONTO, Ontario Canada (A6), M2R 1J2
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,876,232; shared voting power 0; sole dispositive power 5,876,232; shared dispositive power 0; aggregate amount beneficially owned 5,876,232 (9.9% of the class)
  Comment: AWM Investment Company, Inc., a Delaware Corporation (AWM), is the investment adviser to Special Situations Cayman Fund, L.P. (CAYMAN)and Special Situations Fund III QP, L.P. (SSFQP). As the investment adviser to the Funds, AWM holds sole voting and investment power over 3,882,327 Common Shares and 1,559,427 Warrants held by SSFQP, 1,117,673 Common Shares and 440,573 Warrants held by CAYMAN.
  
  The Warrants described herein may only be exercised to the extent that the total number of Common Shares then beneficially owned does not exceed 9.99% of the outstanding shares. Beneficial ownership is based upon the sum of (i) the number of shares of the Issuer's outstanding common stock, as most recently reported by the Issuer in its filings with the Securities and Exchange Commission, and (ii) the number of shares of common stock issuable upon the exercise of the warrants that are deemed beneficially owned pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, after giving effect to the Beneficial Ownership Blocker. Due to field limitations, the percentage reported may be rounded to the applicable Beneficial Ownership Blocker percentage

## Item 1. Issuer
Name of issuer: Brazil Potash Corp.
Address of issuer's principal executive offices: 198 DAVENPORT ROAD, TORONTO, ONTARIO, CANADA, M2R 1J2

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (CAYMAN) and Special Situations Fund III QP, L.P., a Delaware limited partnership (SSFQP). The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of: SSCayman, L.L.C., a Delaware limited liability company (SSCAY), the general partner of CAYMAN and MGP Advisers Limited Partnership, a Delaware limited partnership (MGP), the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence: The principal business address for AWM is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,876,232
Percent of class: 9.9
Sole power to vote or to direct the vote: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole voting power over 3,882,327 Common Shares and 1,559,427 Warrants held by SSFQP, 1,117,673 Common Shares and 440,573 Warrants held by CAYMAN. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN and MGP, the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to each of the Funds. As the investment adviser to the Funds, AWM holds sole investment power over 3,882,327 Common Shares and 1,559,427 Warrants held by SSFQP, 1,117,673 Common Shares and 440,573 Warrants held by CAYMAN. Greenhouse and Stettner are members of: SSCAY, the general partner of CAYMAN and MGP, the general partner of SSFQP. Greenhouse and Stettner are also controlling principals of AWM
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (08/14/2026)